Forum Etf Trust
Three Canal Plaza, Suite 600
Portland, ME 04101

April 12, 2013

VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Forum ETF Trust, File Nos. 333-180250 and 811-22679

Dear Ms. Browning:

We have received your letter dated April 20, 2012 regarding the registration statement on Form N-1A for Forum ETF Trust (“Trust”) and its initial series, the Merk Hard Currency ETF (“Fund”), that was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on March 21, 2012.  Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve the Trust from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1. COMMENT: In your response letter, please acknowledge that the staff will not accelerate the registration statement until the Trust receives the exemptive relief it requested in its application filed with the Commission (812-13915-01). Please confirm that the disclosure in the registration statement will be consistent with the terms of the application and order of exemption.

RESPONSE: The Registrant acknowledges that the Commission Staff will not accelerate the registration statement until the Trust receives the exemptive relief requested in its exemptive application filed with the Commission (File No. 812-13915). In addition, the Registrant confirms that the disclosure in the registration statement will be consistent with the terms of the application and order of exemption.

Prospectus

General

2. COMMENT:  Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A. In this regard, please specifically advise the staff whether leverage is a principal strategy. The disclosure in the Statement of Additional Information (“SAI”), as well as the fundamental policies of the Fund, permits it to leverage to the fullest extent permitted under the 1940 Act.

RESPONSE: The Registrant confirms that all principal investment strategies and risks of the Fund are summarized in Item 4. The Registrant also confirms that leverage is not a principal investment strategy of the Fund and directs the staff to the Leverage Transactions disclosure under the Investment Policies and Risks section of the SAI, which describes the Fund’s ability to engage in leverage transactions.

Front Cover Page

3. COMMENT: We note the “red herring” disclosure in this section. Please inform the staff whether the Fund will or is circulating the preliminary prospectus to potential investors or others prior to filing a pre-effective amendment in response to staff comments.

RESPONSE: The Registrant is not currently circulating the preliminary prospectus to potential investors or others, and does not intend to do so until such time as the Registrant has filed a pre-effective amendment in response to staff comments.

4. COMMENT:  At an appropriate location in the prospectus, please add text stating that the Fund is the Trust’s only current series.

RESPONSE: The Registrant has revised the Fund’s Item 10 disclosure to include the requested statement.

Investment Objective

5. COMMENT: The Fund seeks to “profit” from the loss of value of the U.S. dollar vis-à-vis hard currencies. Please specify in the objective, or elsewhere in the prospectus, whether the profit objective consists of current income, gains or both.

RESPONSE: The Registrant has revised the Fund’s Item 9 disclosure to clarify that profits may consist of income and/or capital appreciation (i.e., gains).

Fee and Expenses

6. COMMENT: The fee table indicates, by the term “None,” that the Fund has no Distribution or Service Fee under rule 12b-1. The SAI, however, discloses the Fund has adopted a plan under rule 12b-1 authorizing the payment up to .25% of net assets. If the Board of Trustees (“Board”) has adopted a resolution not to make any payments under the plan in the upcoming year, please change the “none” to a zero, and include in footnote 2 a statement summarizing the Board’s decision not to charge a 12b-1 fee in the upcoming year.

RESPONSE: The Registrant has revised the Fund’s fee table consistent with the staff’s comment.

7. COMMENT: Please file the Expense Cap agreement as an exhibit to the registration statement. Footnote 2 to the fee table does not disclose that the adviser may be reimbursed for amounts waived under the “Expense Cap.” Please confirm in your response letter that the adviser cannot recoup any amounts waived or reimbursed to the Fund or revise the disclosure accordingly.

RESPONSE: The Registrant will file the Expense Cap agreement as an exhibit to the registration statement. The Registrant confirms that the adviser cannot recoup any amounts waived or reimbursed to the Fund under the Expense Cap agreement.

8. COMMENT: Please confirm to the staff that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in “other” expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: The Registrant confirms that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because the Fund’s acquired fund fees and expenses are estimated to be less than one basis point (less than 0.01%). The Registrant further confirms that any estimated acquired fund fees and expenses will be included in the Other Expenses sub-caption.

Principal Investment Strategies

9. COMMENT: The prospectus discloses that the Fund will invest in debt securities denominated in “hard currencies,” defined as currencies of countries pursuing what the adviser (Merk) “believes to be ‘sound’ monetary policy and gold.” Sound monetary policy, in turn, is defined by Merk as “providing an environment fostering long-term price stability.” Please disclose the specific hard currencies in which the Fund will invest, or which currently meet the criteria established by Merk. How many currencies qualify? Will the Fund sell securities of countries that no longer meet Merk’s definition of a hard currency? How long must a currency meet the definition, or fall out of the definition, before the Fund may invest, or will sell, respectively, securities denominated in the currency?

RESPONSE:  Consistent with the staff’s comment, the Registrant has revised the Fund’s Item 9 disclosure to identify the specific currencies that currently meet Merk’s investment criteria and in which the Fund may invest.  In addition, the Registrant has revised the Fund’s Item 9 disclosure to clarify the Investment Adviser’s process and that, pursuant to such process, a currency position may be reduced or eliminated from the Fund’s portfolio.

10. COMMENT: In this section of the prospectus, please describe in greater detail and in plain English how the adviser determines which “hard currency denominated investments” to select for the Fund. In particular, explain the adviser’s “analysis of monetary policies pursued by central banks and economic environments” when it determines that a country has “sound monetary policies.”

RESPONSE: Consistent with the staff’s comment, the Registrant has revised the Fund’s Item 9 disclosure to clarify the Adviser’s process in selecting investments for the Fund.

11. COMMENT: May the Fund invest in a currency that meets the definition of a hard currency even though the government’s policy is to constrain the appreciation of value? If so, explain how that is consistent with the Fund’s objective.

RESPONSE: The Registrant has revised the Fund’s Item 9 disclosure consistent with the staff’s comment.  Supplementally, the Registrant notes that the currency of a government whose policy is to constrain the currency’s appreciation in value may qualify as a hard currency because such action by the government may foster long-term price stability in the local market.  Further, in certain cases, a government’s “devaluation” of the local currency may be so long-term as to be reflected in the market’s (and Merk’s) assessment of the real value of the local currency.  Nevertheless, investing in devalued currencies is not a principal investment strategy of the Fund.

12. COMMENT: The prospectus discloses that the Fund may focus its investments in a few currencies. How much may the Fund invest in any one currency? The prospectus also refers to investing or holding devalued currencies. Will the Fund invest in currencies that have recently been devalued? If so, disclose how this is consistent with the analysis used to determine what constitutes a hard currency and a country that has sound monetary and fiscal [policy.]

RESPONSE: Although the Fund is not limited in the amount that may be exposed to any one currency, the Fund does not intend to concentrate its investments in any one industry,

as disclosed in the Fund’s SAI.  For purposes of this policy, the general debt obligations of each sovereign are generally defined as an industry and, therefore, the Fund’s exposure to each sovereign will be limited as required by this concentration policy.

The Registrant refers the staff to its response to item 11, above, regarding investments in “devalued” currencies.  Further, the Registrant supplementally advises the staff that the Fund’s Item 4 risk disclosures discuss certain risks of currency devaluation because – even though the Fund does not intend to invest in devalued currencies as a principal investment strategy – world events are fluid and currencies in which the Fund is invested may be devalued.

13. COMMENT: The Fund invests in debt securities denominated in foreign currencies. Please disclose what types of entities will issue the debt securities. May the debt include asset-backed or mortgage-backed securities? The SAI refers to convertible securities. Does the Fund consider securities convertible into debt to constitute debt? May the Fund invest in securities convertible into common [shares] and, if so, will it continue to hold common shares?

RESPONSE: Consistent with the staff’s comment, the Registrant has included disclosure, including additional disclosure, in the Fund’s SAI about the types of entities that may issue non-U.S. dollar denominated debt securities in which the Fund may invest.

In response to the remainder of the staff’s comments in this item 13, the Registrant represents that, although not principal investment strategies of the Fund, the Fund may invest in asset-backed or mortgage-backed securities; it may invest in debt securities that are convertible into common shares; and it may continue to hold common shares upon conversion, if deemed by Merk to be in the best interest of the Fund.  The Fund does not consider non-debt securities that are convertible into debt to constitute debt.

14. COMMENT: Please summarize each type of exchange traded product (“ETP”) in which the Fund will invest along with all principal risks. For example, will the Fund invest in unsecured exchange traded notes that track the price of gold or hard currencies? Please disclose that only ETFs are regulated under the 1940 Act, and that other ETPs are not subject to the investor protection provisions under the 1940 Act. The disclosure in the prospectus and SAI further state that the Fund may invest in ETPs sponsored by Merk or its affiliates and “may” waive certain fees and expenses. Please clarify the disclosures. When will Merk waive fees and expenses and specify the extent to which there may be duplication of fees and expenses. Also, disclose any conflicts of interest involved.

RESPONSE: The Registrant has revised the Fund’s Item 4 and Item 9 disclosure to describe the types of ETP in which the Fund may invest and their attendant risks.  In so doing, the Registrant has revised the disclosure so as to use the term “ETF” only to refer to products registered under the 1940 Act.  In addition, the Registrant has revised the disclosure regarding the waiver of fees (in the event that the Fund invests in an ETP sponsored by Merk or its affiliates) to clarify that the purpose of the waiver would be to seek to ensure that there is no duplication of fees and/or expenses.

15. COMMENT: The Fund invests in securities issued by “entities with an outstanding unsecured debt issue rated in the top three ratings” by a nationally recognized statistical ratings organization. The disclosure could be considered to permit the Fund to invest in other securities issued by such an entity that may not be in the top three ratings. Please clarify the disclosure to state that the Fund’s investments will be in the three top ratings, or determined to be of comparable quality if unrated. Will the Fund invest in unsecured debt? In addition, please disclose the Fund’s policy with respect to its securities holdings when they are downgraded. Will the Fund sell such securities? Also, the language of the prospectus suggests that the Fund will only invest in debt securities rated in the top three categories, yet the SAI discloses the Fund may invest in junk bonds. Please revise the disclosure to clarify the Fund’s strategies.

RESPONSE: The Registrant has revised the Fund’s disclosure to clarify that:

The Fund, as principal investment strategy, will invest in unsecured debt securities, and such debt securities will be “high quality,” which the prospectus defines as given a rating in the top three rating categories a nationally recognized statistical rating agency (“NRSRO”) or, if unrated, determined by Merk to be of comparable quality.

The Fund may sell debt securities that no longer qualify as “high quality,” and the Registrant has revised the Fund’s Item 9 disclosure to clarify this point.  In addition, the Registrant notes supplementally that securities that do not, or that no longer, meet the Fund’s definition of high quality (i.e., given one of the top three ratings given by an NRSRO) may be investment grade securities (i.e., given one of the top four ratings given by an NRSRO).  Thus, the fact that they do not satisfy Merk’s stringent definition of a “high quality” security may not mean that they are not investment grade.

Because the Fund may invest in junk bonds only as a non-principal strategy, the Registrant has included appropriate disclosure about junk bonds in the SAI but has excluded any discussion of junk bonds from the prospectus. Registrant believes that this approach is consistent with SEC guidance regarding the usage of Form N-1A, which instructs funds to include all principal strategies (but only principal strategies) in the prospectus and all other strategies in the SAI (and only in the SAI).1

16.  COMMENT:  The prospectus discloses that, in order to gain exposure to foreign hard currencies, the Fund may invest “in a combination of U.S. dollar denominated securities and forward currency contracts.” Please confirm that forward currency contracts are the only investment in derivatives that constitutes a principal strategy. Please clarify that the Fund will purchase and sell forwards, why it will do so, and under what circumstance. In this regard, we refer you to the staff’s letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosure by Investment Companies (July 30, 2010).2
RESPONSE: Registrant confirms that forward currency contracts are the only investment in derivatives that will constitute a principal investment strategy of the Fund. Registrant has included additional disclosure concerning investments in forward currency contracts consistent with the staff’s comment and with the ICI Letter.

17. COMMENT:  Please disclose the maximum amount of assets that may be invested in derivative contracts. For purposes of meeting the policy to invest 80 percent of Fund assets in hard currencies, how will the forward contracts be valued? Will the Fund use notional value or the value of the contracts as reflected on its financial statements? Please include your analysis of this issue in your response letter.

RESPONSE: The Fund’s investments in derivatives are expected to be limited to forward currency contracts, as suggested by the Registrant’s response to item 16, above. Consistent with Section 18 of the 1940 Act, the Fund will only invest in forward currency contracts to the extent that sufficient liquid assets are available in its portfolio to cover its obligations under such contracts. Registrant has included additional Item 16 disclosure limiting investment in forward currency contracts for hedging purposes up to an aggregate net notional value of 100% of its net assets (calculated at the time of investment). For purposes of meeting the Fund’s 80% policy, forward currency contracts will be valued at current market value using interpolated foreign exchange rates, consistent with industry practice.

1           Investment Company Act Release No. 28584 (Mar. 31, 2009) [74 FR 4546 (Jan. 26, 2009)]; Form N-1A, Item 16(b); See also, item 32, below.

2           We refer to the referenced Letter from Barry Miller, Associate Director, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 as the “ICI Letter.”

18. COMMENT:  The Fund invests in a combination of U.S. dollar denominated securities and forwards. Will the U.S. dollar denominated securities be used to collateralize the forward contracts? In what U.S. dollar denominated securities will the Fund invest? Debt or equity? If debt, of what credit quality? What entities issue the securities? Does the necessity to collateralize the forwards with U.S. dollar denominated securities affect or limit the ability of the Fund to achieve its investment objectives?

RESPONSE: Consistent with the Fund’s disclosure in the registration statement, U.S. dollar denominated securities may be used to cover the Fund’s obligations under forward currency contracts.  The types of U.S. dollar denominated securities, the credit quality of debt securities, and the types of issuers in which the Fund may invest are discussed in the Registrant’s response to items 13 and 15, above, and in the Fund’s disclosure, as revised pursuant to the same items.

The need to collateralize any forward currency contracts in which the Fund may engage does not limit the ability of the Fund to achieve its investment objective.  This is because, among other things, the Fund may collateralize forward currency contracts either with U.S. dollar denominated or non-U.S. dollar denominated securities.

19. COMMENT:  Please disclose the Fund’s policy with respect to the creditworthiness of counterparties. How much may the Fund invest with any one counterparty? Will the forward contracts be standardized or custom trades? In this regard, advise the staff whether Authorized Participants will be able to arbitrage and purchase the forward contracts held by the Fund, as well as the other assets. In this regard, the prospectus discloses the “Off Shore” risk and difficulty of investing in the securities of certain countries. Please disclose the countries that impose such restraints and which qualify as having a hard currency. Will it be possible for Authorized Participants to purchase the foreign debt securities held by the Fund?

RESPONSE: The Registrant has revised the Fund’s Item 9 disclosure to clarify that the Investment Adviser monitors the creditworthiness of counterparties and that the Fund will seek to transact with multiple counterparties to limit its exposure to any one counterparty.

As suggested by the staff’s comment, the Fund may have exposure to an individual counterparty only to the extent that it engages in custom non-deliverable forward currency contracts (“NDFs”) and physically settled currency contracts.  Standard NDFs may increasingly become exchange-traded, resulting in their being transacted through a central clearing agency.  Under such circumstances, in connection with standard NDF transactions, the Fund will not have counterparty risk, except to the clearing agency.

Authorized Participants are large, institutional traders that possess the ability to transact in precisely the same currency contracts, NDFs or other instruments and in any market, when desired.  Therefore, Registrant believes that it will be possible for Authorized Participants to purchase any security held by the Fund, including any foreign debt security.

Consistent with industry practice, the Registrant respectfully declines to include a comprehensive list of countries that may have restrictions or limitations on investment. The Registrant notes, however, that with respect to the purchase and redemption of creation units, the Fund may substitute cash in lieu of instruments that are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances.

20. COMMENT:  The prospectus states that the Fund “typically” maintains a weighted average portfolio maturity of less than eighteen months. Is that a policy for ordinary market conditions from which the Fund will deviate only for temporary defensive purposes? Please disclose the Fund’s duration under ordinary market conditions. Please disclose in the SAI how the Fund will calculate the maturity or duration of the portfolio that includes common stock.

RESPONSE: The Registrant has revised the Fund’s Item 4 disclosure, consistent with the staff’s comment, to clarify that the Fund “seeks to” maintain a weighted average portfolio maturity of less than 18 months.  As revised, the disclosure appropriately signals that the Fund may deviate from this weighted average portfolio maturity for other than temporary defensive purposes.

Because maintaining a particular duration for the Fund is not a principal investment strategy of the Fund, the Registrant respectfully declines to revise the Fund’s Item 4 disclosure to discuss the Fund’s duration. Supplementally, the Registrant notes that the Fund disregards common stock positions for purposes of calculating the weighted average maturity of the portfolio.

21. COMMENT:  The prospectus states that the Fund may assume a temporary defensive position. What circumstances or market conditions would cause the Fund to assume a defensive position? What securities or assets would the Fund acquire under a defensive policy? Would the assets and securities be denominated in a hard currency or the U.S. dollar?

RESPONSE: The Registrant has revised Item 9 disclosure consistent with the staff’s comment.  As revised the disclosure clarifies the circumstances under which the Fund may assume a temporary defensive position, the types of instruments in which the Fund may invest when in a temporary defensive position and the fact that they may be U.S. dollar denominated.

Principal Investment Risks:

Currency Exchange Rate Risk

22. COMMENT:  Please expand the summary of the risks of currency exchange.

RESPONSE: The Registrant has augmented the disclosure consistent with the Staff’s comment.

Other Exchange-Traded Products Risks

23. COMMENT:  The prospectus discloses that the risks of investing in other ETPs “typically reflect the risks of the types of instruments in which such ETPs invest.” Please summarize the risks of investing in ETPs. For example, exchange traded notes (“ETNs”) are unsecured notes and trade at a market price, and that the price of an ETN may trade at a premium or discount relative to the indicated value. Also disclose any duplicative costs that shareholders will indirectly bear when the Fund invests in other ETPs.

RESPONSE: The Registrant has revised the Fund’s disclosure consistent with the staff’s comment, including to distinguish between ETFs and other ETPs. As revised, the disclosure also discusses the fee implications of investments in ETPs.

Sovereign Debt Risk

24. COMMENT:  Please disclose whether the Fund may invest in, or continue to hold, securities which are in default. Will the Fund invest in restructurings of defaulted securities, such as Brady Bonds?

RESPONSE: The Registrant refers the staff to its response to item 15, above.

Principal Investment Strategies and Risks

25. COMMENT:  Please disclose that the shares of the Fund, as well as the shares of the ETFs in which the Fund invests, may trade at a discount to NAV.

RESPONSE: The Fund’s prospectus, as revised, includes risk factors that are responsive to the staff’s comment, including “Market Trading Risk” and “Premium and Discount Risk.” In addition, consistent with the staff’s comment, the Registrant has revised the Fund’s Item 11 disclosure to include a streamlined discussion regarding the “Purchase and Sale of Fund Shares” and to include explicit “Premium and Discount Information.”

Further, the Registrant has added disclosure to the Fund’s ETP Risk to clarify that shares of ETPs, including ETFs and ETNs, may trade at a discount to their NAV.

26. COMMENT:  The prospectus discloses that “Merk may sacrifice yield in currencies in return for high credit quality of debt securities.” Please explain this strategy and how it is consistent with the Fund’s investment objective. Does this mean that the Fund may invest in debt securities not denominated in a hard currency? Does this refer to investing in U.S. dollar denominated securities? Also, the prospectus discloses that “Merk may limit or exclude currencies if, in Merk’s opinion, the potential for appreciation is not backed by sound monetary policy.” Does this refer to the exclusion of a currency that has already been deemed to qualify as a hard currency, or does it refer to Merk’s analysis in determining what constitutes a hard currency? Please clarify the disclosure accordingly.

RESPONSE: The Registrant notes that, as a general matter, higher yielding securities are of a lower credit quality; sacrificing yield in exchange for a higher credit quality security is consistent with the Fund’s investment objective because, as noted in response to item 5 above, the Fund seeks to profit from income and capital appreciation and, in certain environments higher credit quality securities may lead to greater profits. The fact that the Fund may choose higher credit quality, lower yielding securities over lower credit quality, higher yielding securities has no implications for its strategy of investing in hard currencies.  Higher quality lower yielding securities denominated in hard currencies are routinely available for investment.

With regard to the staff’s observation – that the prospectus discloses that “Merk may limit or exclude currencies if, in Merk’s opinion, the potential for appreciation is not backed by sound monetary policy” – and the staff’s question – as to the meaning of this disclosure – the Registrant confirms that the disclosure refers to Merk’s ability to exclude a currency from the Fund’s portfolio (as not a hard currency) if its potential appreciation is not backed by sound monetary policy.

27. COMMENT:  Please discuss further how the duration of the Fund’s portfolio is measured, and the relationship between duration and interest rates. Also include how these changes affect portfolio value.

RESPONSE: The Registrant refers the staff to its response to item 20, above.

Additional Information Regarding Principal Investment Risks:

Forward Currency Contract Risk

28. COMMENT:  This section of the prospectus may be interpreted by an investor to say that the Fund only invests in forward currency contracts for hedging purposes. Please clarify this section accordingly.

RESPONSE: The Registrant has revised the Fund’s Item 9 disclosure consistent with the staff’s comment.

Disclosure of Portfolio Holdings

29. COMMENT:  Please briefly summarize the portfolio holding disclosure policy of the Fund.

RESPONSE: The Registrant has revised the Fund’s Item 9 disclosure consistent with the staff’s comment.

Shareholder Information: Buying and Selling Shares

30. COMMENT:  The last paragraph of this section discusses the limitations of section 12(d)(1) of the 1940 Act. Please relocate this disclosure to a more appropriate section of the prospectus.

RESPONSE: The Registrant has revised the Fund’s Item 11 disclosure, consistent with the staff’s comment.

How Net Asset Value is Determined

31. COMMENT:  Please specify that the “certain” short-term securities which are valued at amortized cost are those with a maturity of sixty days or less. Please advise the staff whether the Board has determined that amortized cost for those securities is fair value. Also disclose that the ETFs in which the Fund invests will be valued using market price.

RESPONSE: The Registrant has revised the Fund’s disclosure to clarify that money-market instruments with a maturity of 60 days or less may be valued at amortized cost and that ETFs will be valued in the same manner as other exchange-traded securities. The Board is expected to approve a Valuation Policy that authorizes these pricing methodologies, and such pricing methodologies will not be considered fair valuations.

SAI

32. COMMENT: With respect to SAI sections that discuss the Fund’s strategies and risks, please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus. For example, if the Fund will engage in derivatives as a principal investment strategy, revise Item 4 disclosure accordingly.

RESPONSE:  Registrant distinguishes between the Fund’s principal and non-principal strategies on page 5 of the Fund’s SAI.  Registrant confirms that all principal strategies are summarized in the Fund’s prospectus and that all non-principal investment strategies are summarized in the SAI.

Investment Polices and Risks:

C. Fixed-Income Securities – U.S. and Foreign Government Securities

33. COMMENT: The SAI discloses that, for purposes of the Fund’s concentration policy, the securities of a foreign government are not considered to be part of any industry. The staff has taken the position that each foreign government constitutes an industry. Please revise the disclosure and, if appropriate, the Fund’s concentration policy.

RESPONSE: The Registrant is aware of the staff’s position that each foreign government constitutes an industry and has revised the Fund’s SAI disclosure consistent with the staff’s comment.  The revision did not require a change to the Fund’s concentration policy.

34. COMMENT:  Please clarify the disclosure concerning “separated” or “divided” U.S. Government Securities. For example, will the Fund invest in stripped securities, IOs and POs?

RESPONSE: Registrant has included clarifying disclosure consistent with the staff’s comment.

35. COMMENT:  The SAI discloses that the Fund may invest in lower rated debt securities. Please disclose the maximum percentage of Fund assets that may be invested in junk bonds.

RESPONSE: The Registrant notes that the section on “Investment Policies and Risks: A. Securities Ratings Information” includes disclosure that the Fund may invest up to 5% of its total assets in non-investment grade debt securities (i.e., junk bonds). The Registrant has included similar disclosure under “Investment Polices and Risks: C. Fixed-Income Securities – Junk Bonds.”

E. Foreign Currencies Transactions

36. COMMENT: The SAI refers to conducting foreign currency exchange transaction either on a spot (cash) basis. Please confirm that this is not a principal strategy. Please expand the disclosure about effecting foreign currency transactions on a spot or cash basis.

RESPONSE: The Registrant notes that spot (cash) foreign currency exchange transactions do not represent a principal investment strategy of the Fund but has included additional disclosure about foreign currency transactions on a spot (cash) basis, consistent with the staff’s comment.

F. Leverage Transactions: Securities Lending and Repurchase Agreements.

37. COMMENT: Please disclose what happens when dividends are declared on securities subject to a lending arrangement. Also disclose the duty of the Fund to recall a loaned security for a material issue referred to shareholders for a vote.

RESPONSE: The Registrant notes that current disclosure states “the Fund receives from the borrower an amount equal to the interest paid or the dividends declared on the loaned securities during the term of the loan.” The Registrant also notes that current disclosure states “The terms of the Fund’s loans permit that Fund to reacquire loaned securities on five business days’ notice or in time to vote on any important matter.”

H. Other Investment Company Securities and Exchange Traded Products

38. COMMENT:  The SAI discloses that ETNs have expenses not incurred with investing in the underlying securities directly. Please specify the expenses to which reference is made and clarify that ETNs are unsecured promissory notes.

RESPONSE: The Registrant has revised the ETN disclosure in the Fund’s SAI, consistent with the staff’s comment.

Investment Limitations

39. COMMENT: Several fundamental policies make reference to “applicable law.” Please explain after the enumerated policies what is permitted by applicable law and the Fund’s policies with respect to each. For example, the first limitation provides that the Fund may not borrow if its outstanding borrowings exceed the amount permitted by applicable law. How much may the Fund borrow using reverse repurchase agreements? Is that amount included in addition to the amount the Fund may borrow from a bank? Further examples would include the lending and commodity policies. How much may the Fund lend, and to whom? May the Fund invest in commodities, and if so, how and how much? The explanatory disclosure should also reference how the Internal Revenue Code may affect the policies and operations of the Fund.

RESPONSE: The Registrant has included additional disclosure consistent with the staff’s comment.

40. COMMENT: Please disclose how the Fund classifies industries for purposes of concentration.

RESPONSE: The Registrant classifies industries consistent with the Standard Industrial Classification (SIC) Codes as determined by the SEC Division of Corporate Finance and has included additional disclosure concerning the classification of foreign government securities.

Board of Trustees, Management and Service Providers:

Board of Trustees

41. COMMENT:  If the Fund proposes to disclose the directorships held by each Trustee during the past five years in the table required by item 17(a)(1), please revise the heading for column (6) to the table accordingly.

RESPONSE: Consistent with the staff’s comment, the Registrant has conformed the table to the requirements of Item 17(a)(1) of Form N-1A.

F. Investment Advisory Services

42. COMMENT:  The disclosure states that “Merk and the Fund have adopted certain compliance procedures, which are designed to address . . . [the] types of conflicts” described in this section. Please clarify these procedures accordingly.

RESPONSE: The Registrant has included additional disclosure consistent with the staff’s comment.

Settlement of Foreign Securities and Regular Foreign Holidays

43. COMMENT: The SAI discloses that, because the Fund will hold foreign securities, Authorized Participants may not be able to redeem (or purchase) shares on days when the NAV of the Fund could fluctuate significantly. Is this a principal risk of investing in the Fund? If so, please revise the prospectus accordingly.

RESPONSE: The Registrant notes that the Fund’s disclosure, in the section entitled “Shareholder Information – How Net Asset Value is Determined,” states that “[b]ecause the Fund invests in instruments that trade on foreign markets on days when the Exchange is closed, the value of the Fund’s investments may change on days on which shareholders will not be able to purchase Fund shares.” The Registrant has included a list of non-U.S. market holidays as Appendix B to the SAI.  Accordingly, the Registrant respectfully submits that the Fund’s disclosure is sufficient.

Part C

44. COMMENT: Please file the Authorized Participation Agreement as an exhibit to the registration statement.

RESPONSE: The Registrant will file the form of Authorized Participant Agreement to be used by the Trust as an exhibit to the registration statement.

*           *           *

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2076.

Kind regards,

/s/ Christopher A. Madden

Christopher A. Madden
Vice President and Secretary

cc:           Stacey E. Hong, Forum ETF Trust
Stacy L. Fuller, K&L Gates